United States securities and exchange commission logo





                              October 9, 2020

       Jason Ma
       President
       Chelsea Worldwide Inc.
       11 Marshall Road, Suite 1L
       Wappingers Falls, New York 12590

                                                        Re: Chelsea Worldwide
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 10,
2020
                                                            File No. 333-248703

       Dear Mr. Ma:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, filed September 10, 2020

       Cover Page

   1. Please amend to register the PubCo Common Stock subject to the earn-out arrangements, or advise.
   2. Please revise the disclosure in the final Q&A on page vii to identify, and if applicable, quantify all incentives
and compensation to the Sponsor for consummating the merger.
       Summary of the Proxy Statement/Consent Solicitation
Statement/Prospectus, page 1

   3.                                                   Please revise the
disclosure to describe the voting power of Clene   s common stock and
                                                        preferred stock.
   4.                                                   Please provide
additional quantitative detail on page 3 concerning the breakdown of the
 Jason Ma
FirstName  LastNameJason
Chelsea Worldwide Inc. Ma
Comapany
October    NameChelsea Worldwide Inc.
        9, 2020
October
Page 2 9, 2020 Page 2
FirstName LastName
         amounts of TOTA Ordinary Shares, TOTA Warrants and TOTA Rights outstanding and that will exist in the form of PubCo Common Stock and PubCo Warrants upon
         consummation of the Business Combination, and the amount of Clene common and preferred stock outstanding. Include a description of the Clene common and preferred stock exchange mechanics, which first appear in the notes to the pro forma financials on page 175. Ensure that the revised disclosure allows an investor to understand the underlying share amounts for the percentages shown in the graphic on page 5.
5.       We note your references to Clene   s product candidates as
first-in-class    on page 2 and
         throughout the registration statement. This term suggests that Clene's product candidates are effective and likely to be approved. Accordingly, please revise to balance these statements and provide context concerning the development and regulatory status of your product candidates and uncertainties concerning approval and whether it will be first in class in the future. Alternatively, please revise to delete these references throughout your registration statement.
6. Please reconcile the statement on page 7 that requests for redemption may be withdrawn at any time up to two business days immediately preceding the Extraordinary General
         Meeting    with the statement on page 58 that requests for redemption may be withdrawn
            at any time up to the business day immediately preceding the consummation of the proposed Business Combination.
7. Please disclose on page 7 and elsewhere that the Business Combination requires consent of the holders of a majority of shares of each of Series B, Series C and Series D preferred stock, including the Series D lead investor, which is currently only mentioned in the
         "Questions and Answers about the Business Combination, the Extraordinary General
         Meeting and the Consent Solicitation" section. Also, revise to identify the Lead Investor.
8.       You state that Tottenham   s initial shareholders have agreed to vote
in favor of the
         Reincorporation Merger Proposal and the Acquisition Merger Proposal, and intend to vote for the other Proposals but there is no agreement in place with respect to voting on the other Proposals. Please state the type of agreement entered into with the initial shareholders and file such exhibit pursuant to Item 601 of Regulation S-K.
Comparative Per Share Information, page 13

9. Please remove the dollar sign in note 6 to improve clarity of the nature of the exchange ratio.
Risk Factors
Risks Relating to PubCo, page 52

10. Please include risk factor disclosure detailing the risks involved with the provisions of your proposed charter noted on pages 61-62, including, for instance, having a classified board, prohibiting shareholders from calling special meetings and requiring more than a majority vote for certain actions.
 Jason Ma
FirstName  LastNameJason
Chelsea Worldwide Inc. Ma
Comapany
October    NameChelsea Worldwide Inc.
        9, 2020
October
Page 3 9, 2020 Page 3
FirstName LastName
Proposal No. 1 The Reincorporation Merger Proposal, page 60

11. Please revise your disclosure on page 62 to reflect the provisions in the proposed charter included as Annex B. In this regard, the disclosure on page 62 implies that the requirements of the Securities Act and Exchange Act apply to claims arising under the
         Securities Act and the Exchange Act. However, in Annex B it appears that claims arising under the Securities Act and the Exchange Act must be brought in a US federal court, even though Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims arising under the Securities Act.
12. Please revise the disclosure to provide an explanation of any material differences between
         the rights of Tottenham   s shareholders and the rights of PubCo   s
shareholders. Also refer
         to Rule 14a-4(a)(3) and identify clearly and impartially each separate matter intended to be acted upon. For instance, and without limitation, we note that the reincorporated
         PubCo entity has a classified board of directors which is not the case for Tottenham. For additional guidance, please refer to the interpretations available at:
https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-
         4a3.htm.

Proposal No. 2 The Acquisition Merger Proposal, page 63

13. Please revise the disclosure to briefly describe the non-solicitation requirements of Section
         7.3 of the Merger Agreement.
14. In your discussions of the Tottenham earn-out shares, please reconcile the reference to the
         Sponsor receiving earn-out shares and the initial shareholders receiving earn-out shares.
         See for example pages 63 (which references Milestone 1 Sponsor Earn-out Shares) and
         176, referencing the Sponsor, and pages 4 and Annex A-15, referencing the initial shareholders. In general, please be sure to distinguish between the initial shareholders and the Sponsor where appropriate.
15. Please revise the disclosure on page 65 and elsewhere as appropriate to briefly describe the COVID-19 implications reflected in the Merger Agreement. Please also disclose that the closing conditions under the Merger Agreement include requirements that (i)
         Tottenham remain listed on Nasdaq and not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail, to meet the Nasdaq listing requirements and (ii) the additional listing application for the closing payment shares
         issued to Clene   s stockholders is approved by Nasdaq.
16. Please revise the disclosure to provide more detail about the lock-up agreements and registration rights agreements. For instance, with respect to the lock-up agreements, please include the time limit from page 206, state the number of shares the lockup agreements are expected to cover and provide a brief overview of the exceptions. With respect to the registration rights agreements, include the number of shares covered by the registration rights.
 Jason Ma
FirstName  LastNameJason
Chelsea Worldwide Inc. Ma
Comapany
October    NameChelsea Worldwide Inc.
        9, 2020
October
Page 4 9, 2020 Page 4
FirstName LastName
17.      Please revise the disclosure to explain whether Clene   s collective
fair market value
         satisfies the 80% test.
Material U.S. Federal Income Tax Consequences of the Business Combination, page
87

18. Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal
         Bulletin 19. Also revise, as applicable, to discuss whether there is uncertainty concerning U.S. federal income tax consequences stemming from uncertainty regarding whether the Reincorporation Merger will qualify as a reorganization. Business of Clene, page 100

19.      On page 102 you state    A Phase 1 First-In-Human study demonstrated
the safety and
         tolerability of CNM-Au8 in healthy human volunteers.    You also state
on page 11, with
         respect to your Phase 1 trial of CNM-Au8,    All doses used in this
study were determined
         to be safe and well-tolerated    and on page 121:    Administration of
the dietary supplement
         was therefore found to be safe and well-tolerated over the 7-day
dosing period.    Please
         revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.
20. Please shorten the length of the arrows for the clinical studies that are not yet completed in the pipeline table on page 103. For instance, each of the Phase 2 arrows for CNM-AU8 needs to be shortened, as well as the arrow for CNM-PtAu7 given disclosure on page 123 indicates this is in the research stage, and the arrow for CNM-AgZn17 given the disclosure on page 123 indicates this is still ongoing preclinical trials. Please tell us why you feel it is appropriate to include the Expanded Access Program in the table, and how you determined the arrow should show the Expanded Access Program as a Phase 2 study.
         Please also clarify the disclosure regarding whether the COVID-19 clinical studies have begun, and if they have not begun please clarify this in the pipeline table.
21. In the discussion of market potential on page 106, please revise to provide support for the
         statement that receipt of regulatory approval    would result in
significant commercial sales
         potentially exceeding billions of dollars annually.    Include, as
applicable, a discussion of
         the number of people affected by the diseases targeted by Clene   s
product candidates that
         are in clinical trials and the importance of any limiting factors, such as adequate coverage and reimbursement rates from governmental healthcare programs and commercial payors.
22. Please provide p-values for the graphics in Figure 4 on page 108 and Figure 5 on page
         109. We note that Figures 4E and 4F and Figures 5C and 5D have asterisks that, based on the asterisk in Figure 6, indicate p-values were meant to be included. Please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance. Please also increase the size of the graphics in Figure 5 on page
         109 so they are legible.
 Jason Ma
FirstName  LastNameJason
Chelsea Worldwide Inc. Ma
Comapany
October    NameChelsea Worldwide Inc.
        9, 2020
October
Page 5 9, 2020 Page 5
FirstName LastName
23. Please further describe the in vivo studies for MS mentioned at the top of page 113.
24.      On page 114 you state    Once again, these data demonstrated
consistent, clinically relevant
         improvements in LCLA, SDMT, 9HPT, and T25FW in the population as a
whole.    Please
         revise the disclosure to explain why you believe this data is significant given it includes participants taking the placebo and such participants are improving without taking the medication. Please also explain the meaning of low contrast letter
acuity (   LCLA   ).
25. Please revise the disclosure to state the amount of the fee Clene will pay in connection with the Healey-ALS Platform Trial, mentioned on page 120, to the extent material, and file the agreement with the Sean M. Healey & AMG Center for ALS at Massachusetts
         General Hospital pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe it is not required to be filed.
26. Please revise page 120 to briefly explain what an Expanded Access Program is and why it is significant, including the requirements for achieving this designation and its impact on
         Clene   s clinical development.
27.      Please provide additional detail in support of the statement on page
121 that    [i]n
         nonclinical studies, CNM-ZnAg demonstrated significant anti-viral activity against three
         different viral pathogens   and numerous bacterial, fungal and
parasitic pathogens.
         Please also provide the number of participants in the seven-day human tolerability study for CNM-ZnAg mentioned on page 121.
28. In the description of the industrial food processing facility study, please revise to clarify whether any of the employees continued to work after treatment initiation. Please also explain why you believe symptoms decreased rapidly and showed a marked improvement in global impression of change for those that reported symptoms, given it appears that less than 50% ever reported feeling any better. Given this is an uncontrolled study, please discuss, if known, how long it takes for symptoms to resolve or for a person infected with
         COVID-19 to test negative.
29.      On page 124 you mention certain collaborations with Johns Hopkins
University,
         Cambridge University, Northwestern University, the George Washington University and
         the University of Edinburgh. Please revise to describe these arrangements and tell us why you did not file any agreements concerning these arrangements as exhibits pursuant to
         Item 601(b)(10) of Regulation S-K.
30. Please file the license and exclusive supply agreement with 4Life Research LLC as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. We note, in that respect, that you state you have not licensed your technology or CSN therapeutics to any other parties other than 4Life, and that 4Life is a related party. Please revise the disclosure on page 126 to describe the term of the agreement, the number of years from the first commercial sale that royalties are payable and the termination grounds.
31. Please specify the product candidates or technologies to which your patents relate and the expiration dates on page 127.
 Jason Ma
FirstName  LastNameJason
Chelsea Worldwide Inc. Ma
Comapany
October    NameChelsea Worldwide Inc.
        9, 2020
October
Page 6 9, 2020 Page 6
FirstName LastName
32. Please tell us why you believe that the lease for your Maryland facility is not required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Clene, page 142

33. Please expand your disclosure in the Business of Clene section to disclose more information regarding the material terms of the grants mentioned on page 143, such as any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Please file as exhibits any material written agreements with the entity that awarded grants pursuant to Item 601(b)(10) of Regulation S-K or tell us why such agreements are not required to be filed.
34. Please revise your COVID-19 disclosure to specifically state any material impacts
         COVID-19 has had on your business. You state there have not been any material impacts but on page 116 imply you were forced to pause you REPAIR-PD trial, and on page 151 you disclose that you took out a PPP loan under the CARES Act.
Tottenham   s Business, page 158

35. We note your disclosure on page 139 concerning the lack of litigation involving Clene.
         Please revise to also include compliance and legal proceedings disclosure concerning
         Tottenham.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175

36.      Please revise the two instances of    $0.1320    on page 175 to remove
the dollar signs to
         improve clarity.
37. Please provide a calculation of the estimated Exchange Ratio of 0.1320, including the calculation of Closing Payment Shares. Also clarify why you expect the Closing Price per
         Share in the calculation to be $10.
Directors, Executive Officers, Executive Compensation and Corporate Governance of Clene, page 183

38. For each director, please revise the disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e)(1) of Regulation S-K.
39. With respect to the Summary Compensation table on page 187, please add the footnotes required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K, or advise.
         Additionally, with respect to the Outstanding Equity Awards table on page 187, please add the footnotes required by Instruction 2 to Item 402(p)(2) of Regulation S-K. With
         respect to the Director Compensation table, for each director, please disclose by footnote the information required by the Instruction to Item 402(r)(2)(iii) and
(iv) and Instruction 1
         to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K (as the latter is required by the
 Jason Ma
FirstName  LastNameJason
Chelsea Worldwide Inc. Ma
Comapany
October    NameChelsea Worldwide Inc.
        9, 2020
October
Page 7 9, 2020 Page 7
FirstName LastName
         Instruction to Item 402(r) of Regulation S-K).
PubCo   s Directors and Executive Officers after the Business Combination, page
194

40.      Please state which of PubCo   s directors will be considered
independent and which
         members of the compensation committee and nominating and corporate governance committee will be considered independent.
Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 199

41. Please clarify the header on page 199 to state, if true, that the table and accompanying description represents ownership of Tottenham.
42.      Please provide the beneficial ownership disclosure of Clene. Refer to
Item 6(d)
         of Schedule 14A and Item 403 of Regulation S-K.
Security Ownership of the Combined Company after the Business Combination, page 201

43. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by AK Holdings Company, LC on page 203.
         Refer to Item 403 of Regulation S-K required by Item 6 of Schedule
14A.
Exhibit Index, page II-4

44. Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Merger Agreement. Refer to Item 601(b)(2) of
         Regulation S-K.
General

45.      Please include a form of proxy card marked as    preliminary    in
your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jason Ma
Chelsea Worldwide Inc.
October 9, 2020
Page 8

        You may contact Tracey McCoy at (202) 551-3772 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joe McCann at
(202) 551-
6262 with any other questions.



FirstName LastNameJason Ma                              Sincerely,
Comapany NameChelsea Worldwide Inc.
                                                        Division of Corporation
Finance
October 9, 2020 Page 8                                  Office of Life Sciences
FirstName LastName